Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM RECEIVES NASDAQ GLOBAL MARKET NOTIFICATION

TEL-AVIV, Israel - September 12, 2007—RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM) today announced that on September 10, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that, for the last 30 consecutive business days, the bid price of the Company’s ordinary shares has closed below the minimum $1.00 per share required for continued listing on The Nasdaq Global Market set forth in Nasdaq Marketplace Rule 4450(a)(5). In accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until March 10, 2008, to regain compliance with the minimum bid price deficiency. Compliance is achieved if, at anytime prior to March 10, 2008, the bid price of the Company’s ordinary shares closes at $1.00 per share or more for at least 10 consecutive business days. If the Company does not regain compliance with Nasdaq Marketplace Rule 4450(a)(5) by February 20, 2008, Nasdaq’s staff will notify the Company in writing that its securities will be delisted.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For motoe information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.